September 6, 2005

VIA EDGAR & OVERNIGHT DELIVERY
------------------------------

Celeste M. Murphy, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

                    RE: GAMCO Investors, Inc. (formerly known as Gabelli Asset Management Inc.) Schedule TO-I filed August 19, 2005 File No. 005-56335


Dear Ms. Murphy:

     On behalf of GAMCO Investors, Inc. (formerly known as Gabelli Asset Management Inc.), a corporation organized under the laws of the State of New York (the "Company"), we have electronically transmitted under separate cover Amendment No. 1 to the Tender Offer Statement on Schedule TO-I (File No. 005-56335), filed with the Securities and Exchange Commission (the "Commission") on August 19, 2005 (the "Schedule TO"). The changes reflected in Amendment No. 1 to the Schedule TO include those made in response to the comments of the Staff of the Commission (the "Staff") set forth in the Staff's comment letter, dated August 30, 2005.

     Set forth below are the Company's responses to the comments raised in your letter. To facilitate the Staff's review, we have provided the Company's responses in ordinary type beneath the corresponding Staff comment, which appears in bold type.

Item 10

1. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please revise the disclosure document to include the summarized financial information specified by Item 1010(c). See Instruction 6 to Item 10 of

Celeste M. Murphy, Esq.
September 6, 2005
Page 2

          Schedule TO and Q&A H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. Please advise us on how you intend to disseminate this information to option holders.

          Response:
          ---------

          The Company is aware of the obligation to furnish summarized financial information pursuant to Instruction 6 to Item 10 of Schedule TO and Q&A H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. However, the Company has determined that its financial statements are not material to an option holder's decision to tender pursuant to Instruction 2 to Item 10 of Schedule TO. The Company's financial statements are not material because (a) the consideration the Company is offering to option holders consists solely of cash, (b) the offer is not subject to any financing condition and (c) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. Because the tender offer meets all of the requirements of Instruction 2 to Item 10 of Schedule TO, the Company will not disseminate summarized financial information to option holders.


Forward-Looking Statements, page 8
----------------------------------

2. We reference your statement that except as required by law, you "undertake no obligation to make any revisions to the forward-looking statements contained in this offer to purchase or to update them to reflect events or circumstances occurring after the date of the offer to purchase." This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

          Response:
          ---------

          The Company has deleted the sentence in response to the Staff's comments.

Celeste M. Murphy, Esq.
September 6, 2005
Page 3

Conditions of the Offer, page 12
--------------------------------

3. In the first paragraph you state you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

          Response:
          ---------

          The Company acknowledges that the waiver of an offer condition may require extension of the offer and dissemination of additional offer materials to option holders.



4.        We refer to the first sentence of the first paragraph of this section.
          In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to them" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure found here and in the last paragraph.

          Response:
          ---------

          The Company has revised the disclosure in the section entitled "Conditions of the Offer" in response to the Staff's comment.


5. We note your offer condition (a)(ii) regarding any event or events occurring that "in [your] reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Gabelli. . . .." Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, to which you refer,

Celeste M. Murphy, Esq.
September 6, 2005
Page 4

          so that security holders will have the ability to objectively determine whether the condition has been triggered. Please make this revision throughout your document, including, but not limited to, condition (b).

          Response:
          ---------

          The Company has revised the disclosure in the section entitled "Conditions of the Offer" in response to the Staff's comment.



6. The last sentence of offer condition (a)(ii) is extremely broad and vaguely drafted. It allows you to terminate the offer if any change occurs that is or may be material to you or your subsidiaries. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, you condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this paragraph. Consider summarizing what you deem to be the "material benefits" you expect to realize from this offer. Please make this revision throughout your document, including, but not limited to, condition (b).


          Response:
          ---------

          The Company has revised the disclosure in the section entitled "Conditions of the Offer" in response to the Staff's comment.



7. We note your statement that "[a]ny determination or judgment by us concerning the events described above will be final and binding on all parties." Please revise this sentence to more precisely define its scope. While you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

          Response:
          ---------

          The Company has revised the disclosure in the section entitled "Conditions of the Offer" in response to the Staff's comment.

Additional Information, page 16
-------------------------------

Celeste M. Murphy, Esq.
September 6, 2005
Page 5

8. Schedule TO does not permit "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed. Please revise this disclosure as appropriate.

          Response:
          ---------

          The Company has deleted the third paragraph in the section entitled "Certain Information Concerning Gabelli--Incorporation by Reference" in response to the Staff's comments and acknowledges that it will amend the Schedule TO to specifically reference the periodic reports it wishes to incorporate as they are filed.

Closing Comments
----------------

     In response to the Staff's request, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To discuss this letter, or if you have any questions or require any further information with respect to Amendment No. 1 to the Schedule TO or any other matters relating to this filing, please call the undersigned at (212) 735-3783.

                                               Very truly yours,


                                               /s/ Bradley R. Friedman
                                               ---------------------------------
                                                   Bradley R. Friedman


cc:      James E. McKee, Esq. (GAMCO Investors, Inc.)